United States securities and exchange commission logo





                             February 4, 2021

       Yandai Wang
       Chief Executive Officer
       SOS Limited
       Room 8888, Jiudingfeng Building, 888 Changbaishan Road
       Qingdao Area, China (Shandong) Pilot Free Trade Zone
       People   s Republic of China

                                                        Re: SOS Limited
                                                            Registration
Statement on Form F-3
                                                            Filed January 21,
2021
                                                            File No. 333-252279

       Dear Mr. Wang:

               We have limited our review of your registration statement to the issue we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form F-3

       General

   1. We note that you relied upon General Instruction I.B.5. for purposes of selling up to $60 million of the
securities registered on your prior Form F-3 declared effective November
                                                        30, 2020 (File No.
333-250145). Given the prospectus supplement you filed on December
                                                        28, 2020, please tell
us how you concluded that you have not offered or sold any securities pursuant to General
Instruction I.B.5. of Form F-3 during the 12 calendar months prior to and including the date
of the prospectus, as you state on the cover page, and revise as appropriate. With
respect to the primary offering, to the extent that you are relying on
                                                        General Instruction
I.B.5., please revise the cover page to disclose the calculations required by Instruction
7 thereto, including the aggregate market value of your
                                                        outstanding voting and
nonvoting common equity pursuant to General Instruction I.B.5.
                                                        Alternatively, please
provide us with the calculations used to determine that you meet the
                                                        $75 million public
float set forth in General Instruction I.B.1.
 Yandai Wang
SOS Limited
February 4, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact David Lin, Staff Attorney, at (202) 551-3552 or Sandra
Hunter
Berkheimer, Legal Branch Chief, at (202) 551-3758 with any questions.



FirstName LastNameYandai Wang                              Sincerely,
Comapany NameSOS Limited
                                                           Division of
Corporation Finance
February 4, 2021 Page 2                                    Office of Finance
FirstName LastName